767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

July 6, 2017

VIA EDGAR TRANSMISSION

Laura Nicholson
Special Counsel
Securities and Exchange Commission
Office of Transportation and Leisure
100 F Street NE
Washington, D.C. 20549-3561

Re:                             Federal Street Acquisition Corp.
Registration Statement on Form S-1

Filed June 21, 2017
File No. 333-218858

Dear Ms. Nicholson:

On behalf of our client, Federal Street Acquisition Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 29, 2017, relating to the Registration Statement on Form S-1 of the Company (CIK No. 0001701821) filed with the Commission on June 21, 2017 (the “Registration Statement”).

We are concurrently submitting via EDGAR the Company’s filing of the registration statement on Form S-1 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein. We are sending to the Staff under separate cover copies of the Registration Statement, including copies marked to show the changes from the Registration Statement filed on June 21, 2017.

Set forth below is the Company’s response to the Staff’s comment. For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such response are to page numbers in the Registration Statement.

Prospectus Cover Page

1.                                      We note your response to our prior comment 2. Please revise to clarify the transactions that would trigger the adjustment to the conversion ratio for the Class F common stock. For example, please clarify whether the conversion ratio will be adjusted in the event that additional shares of Class A common stock (or equity-linked securities) are issued or deemed issued to finance the initial business combination (such as through the “specified future issuances” that you reference on page 5).

The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 14, 126, 127, F-15 and F-16 accordingly.

Should any questions arise in connection with the Registration Statement or this response letter, please do not hesitate to contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch

Alexander D. Lynch
Weil, Gotshal & Manges LLP

cc:	Shari. H. Wolkon
General Counsel and Secretary
Federal Street Acquisition Corp.

Alice Hsu
Akin Gump Strauss Hauer & Feld LLP